SECU[illegible] [illegible]MMISSION

03013261

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 25581

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.F. LAFFERTY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 BROAD STREET 26th FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY HACKEL (212) 293-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., CPA'S LLP
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE # 801 JERSEY CITY, NJ 07306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10 2003

OATH OR AFFIRMATION

I, HENRY HACKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.F. LAFFERTY & CO., INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ıbscribed and sworn to before me

s 13th day of Feb 2003 HENRY HACKEL

Arthur P. Fisch
Notary Public-State of New York
No. 02FI4928994
Qualified in Kings Co.
Commission Expires ~~April 4, 20~~ June 6 2006

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2002

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

CONTENTS

R.F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash & Cash Equivalents		$ 287,445
Commissions receivable		363,454
Due from Brokers & Dealers		488,092
Securities owned by firm at market value		2,835
Prepaid Expenses		10,385
Unexpired insurance		6,528
Loans Receivable		32,465
Security Deposits		49,680
Fixed assets (net of Depreciation of $ 237,397)		88,781
TOTAL ASSETS		$1,329,665

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Commission payable		$ 24,900
Expenses Payable		379,961
Officer's Loan		450,000
TOTAL LIABILITIES		$ 854,861
STOCKHOLDER'S EQUITY		
Capital Stock- Common		
1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	283,000	
Retained Earnings	304,128	
Undistributed Profit (Loss)	(137,324)	
TOTAL STOCKHOLDER'S EQUITY		474,804
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$1,329,665

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

REVENUE		
Commissions & Fees		$ 4,505,087
Rental Income		39,000
Trading Profit - realized	$ 114,473	
Gain - unrealized	38,750	153,223
Dividend & Interest Income		12,677
TOTAL REVENUE		$ 4,709,987
EXPENSES		
Clearing charges, commissions & fees	$ 716,462	
Employee compensation & related expenses	2,954,186	
Interest	34,267	
Depreciation	22,683	
Occupancy	181,277	
Communications	214,955	
Advertising and Promotion	54,415	
Other expenses per schedule	445,787	
TOTAL EXPENSES		4,624,032
NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES		$ 85,955
N.Y. State Corporate tax	$ 420	
N.Y. City Corporate tax	15,088	15,508
NET PROFIT FOR THE PERIOD		$ 70,447

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 70,447
Adjustments to reconcile net income to net cash Provided by operating activities:		
Depreciation	$ 22,683	
Increase in commission receivable	(19,555)	
Decrease receivables from brokers & dealers	16,563	
Decrease in securities owned by firm	19,819	
Decrease in unexpired insurance	1,319	
Decrease in miscellaneous receivables	10,105	
Increase in loans receivables	(25,302)	
Increase in security deposits	(247)	
Increase in prepaid expenses	(274)	
Decreases in taxes payable	(1,500)	
Increase in expenses payable	164,869	
Increase in commission payable	14,073	
Decrease in officer's loans	(50,000)	
TOTAL ADJUSTMENTS		152,553
Net cash provided by operating activities		$ 223,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures – Purchase of fixed assets	$(19,452)	
Net cash provided by investing activities		(19,452)
		$ 203,548
Cash and cash equivalents January 1, 2002		83,897
Cash and cash equivalents December 31, 2002		$ 287,445

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2002

COMMON STOCK	$ 25,000
Total January 1, 2002	
Changes for the period- January 1, 2002	
To December 31, 2002	none
COMMON STOCK – DECEMBER 31, 2002	$ 25,000
RETAINED EARNINGS	
Total January 1, 2002	$ 304,128
Changes for the period – January 1, 2002	
to December 31,2002	none
RETAINED EARNINGS – DECEMBER 31, 2002	$ 304,128
UNDISTRIBUTED PROFIT	
Total January 1, 2002	$(207,771)
Net Profit for the period January 1, 2002	70,447
December 31, 2002	$(137,324)
LESS DISTRIBUTED TO SHAREHOLDER	-0-
UNDISTRIBUTED (LOSS) – DECEMBER 31, 2002	$(137,324)
ADDITIONAL PAID IN CAPITAL	
Total January 1, 2002	$ 283,000
Changes for the period January 1, 2002	
to December 31, 2002	none
ADDITIONAL PAID IN CAPITAL	
December 31, 2002	$ 283,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

Total January 1, 2002	none
Changes for the period – January 1, 2002 to December 31, 2002	none
TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2002	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

NOTE 4 - LEASE COMMITMENTS

The lease on the premises at 80 Broad Street New York NY runs through May 2, 2004.

Rent Obligation

	-2003	$ 142,800
	-2004	$ 47,600

Lease on equipment
Annual amount to be paid:

	-2003	$ 4,164
	-2004	$ 12,285
	-2005	$ 3,123

NOTE 5 - INCOME TAXES

On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal Corporate taxes as the shareholder will report his share of corporate net income on his individual tax returns.

NOTE 6 - RULE 15c 3-3

It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of [illegible]

NOTE 7 - INTERNAL CONTROL

There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

R.F. LAFFERTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
TWELVE MONTHS ENDED DECEMBER 31, 2002

NOTE 8 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent are cash in checking accounts and in a money market account. The company paid $ 34,267 in interest and paid $ 17,298 in state and city corporate taxes during the twelve months ended December 31, 2002.

NOTE 9 - GENERAL INFORMATION

At December 31, 2002 the firm's aggregate indebtedness and net capital were $ 854,861 and $ 265,473 respectively, a ratio of 3.22 to one. The minimum required net capital was $ 100,000. A copy of the firm's Financial Statements as at December 31, 2002 is available for inspection at the firm's office or at the Regional Office of the Securities & Exchange Commission.

SCHEDULE I

R.F. LAFFERTY & CO. , INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2002

Stockholders' Equity- per statement of Financial Condition		$ 474,804
CAPTIAL REDUCTIONS		
Fixed assets (net of depreciation)	$ 88,781	
Loans receivable	32,465	
Commission Receivables	10,000	
Due from broker	10,651	
Unexpired insurance	6,528	
Prepaid expenses	10,385	
Security deposit	49,680	
Securities reduction- haircuts	841	
TOTAL CAPITAL REDUCTIONS		209, 331
NET CAPITAL		$ 265,473
Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 165,473
ITEMS OF AGGREGATE INDEBTEDNESS		
Commission payable	$ 24,900	
Expenses Payable	379,961	
Officer's Loans	450,000	
TOTAL ITEMS OF INDEBTEDNESS		$ 854,861
Percentage of aggregate indebtedness to net capital		322%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

SCHEDULE II

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2002

Net Capital – per computation of Net Capital December 31, 2002 on the audited report.			$ 265,473
Additions:	Prepaid expenses	$ 465	
	Miscellaneous rounding	(1)	464
NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2002			$ 265,937

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

SCHEDULE III

R.F. LAFFERTY & CO., INC
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2002

OTHER EXPENSES

Professional fees	$	14,279
Insurance		10,027
Office Expense, supplies, printing, postage & delivery		65,803
Seminars & Education		4,797
Travel, entertainment & auto		76,067
Membership Lease		140,000
Outside services		68,399
Registration & Exchange Fees		28,726
Error & Bad debt expenses		11,057
Publication and Dues		26,156
Bank Charges		476
TOTAL	$	445,787

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004, hereby attest that the Financial Statements and Operational Reports as at December 31, 2002 submitted by A. L. Wellen & Co. LLP Certified Public Accountants, 880 Bergen Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all members of our organization.

Henry Hackel

ATTESTED BY:

A. L. WELLEN & CO., LLP CPA'S

STATE OF NEW YORK]
CITY OF NEW YORK] SS:
BOROUGH OF MANHATTAN]

Henry Hackel, being sworn according to law, deposes and says:

I am the president of R.F. Lafferty & Co. Inc., 80 Broad Street, New York , NY 10004.

The report submitted by our accountants, A.L. Wellen & Co., LLP Certified Public Accountants, as at December 31, 2002 showing a Statement of Financial Condition, Statement of Income and Expenses, Statement of Cash Flows, Statement of changes in Liabilities Subordinated to Claims of General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

HENRY HACKEL

Subscribed and sworn to before me

this 13th day of February 2003

Arthur P. Fisch
Notary Public-State of New York
No. 02FI4928994
Qualified in Kings Co.
Commission Expires ~~April 4, 20~~ June 6 2006

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R.F. Lafferty & Co., Inc.
80 Broad Street
New York, NY 10004

In planning and performing our audit of the financial statements of R.F. Lafferty & Co. Inc., for the twelve months ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.F. Lafferty & Co., Inc, that we considered relevant to the objectives stated in rule 17a 5 (g) (I) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 14a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R.F. Lafferty & Co., Inc. for the year ended December 31, 2002 and this report does not affect our report thereon dated February 7, 2003.

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We do feel that more than one person should have knowledge of the bookkeeping and accounting functions of the company in case of accident or sickness etc.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen & Co LLP

A. L. Wellen & Co. LLP
Jersey City, New Jersey

February 07, 2003